EXHIBIT 12.2
ARCHSTONE-SMITH TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

(Dollar amounts in thousands)

(Unaudited)
	Years Ended December 31,
	2001	2000	1999	1998	1997(1)
Earnings from operations	$175,397	$176,466	$169,339	$134,571	$24,686
Add:
Interest expense	141,907	145,173	121,494	83,350	61,153

Earnings as adjusted	$317,304	$321,639	$290,833	$217,921	$85,839

Combined fixed charges and Preferred Share dividends:
Interest expense	$141,907	$145,173	$121,494	$83,350	$61,153
Capitalized interest	20,294	24,317	31,912	29,942	17,606

Total fixed charges	162,201	169,490	153,406	113,292	78,759

Preferred Share dividends	22,277	25,340	23,733	20,938	19,384

Combined fixed charges and Preferred Share dividends	$184,478	$194,830	$177,139	$134,230	$98,143

Ratio of earnings to combined fixed charges and Preferred Share dividends	1.7	1.7	1.6	1.6	0.9

(1)
Earnings from operations for 1997 includes a one-time, non-cash charge of $71.7 million associated with costs incurred in acquiring Archstone’s REIT and property management companies from Security Capital. Accordingly, earnings from operations were insufficient to cover combined fixed charges and Preferred Share dividends by $12.3 million for the year ended December 31, 1997. Excluding the charge, the ratio of earnings to combined fixed charges and Preferred Share dividends for the year ended December, 31 1997 would be 1.6.